FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003                                                    Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]                    Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                    No [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

M E D I A    R E L E A S E

Gold Fields to Extend Anti Retroviral Programme

Johannesburg, 1 April 2003: Gold Fields Limited (GFI) today announced that it intended to extend its existing Wellness Management Programme to include Highly Active Antiretroviral Therapy (HAART) as a treatment option for all employees living with Acquired Immune Deficiency Syndrome (AIDS).

Gold Fields previously provided Antiretroviral Therapy on a limited basis to prevent mother to child transmission (MTCT), and as post exposure prophylaxis to rape victims and employees with occupational exposure to HIV.

In December 2001 Gold Fields signed a workplace policy agreement with all representative Unions and Associations, creating a partnership to manage HIV/AIDS in the Group. An Informed, Consented, Voluntary Counselling and Testing (ICVCT) Programme as well as a Wellness Management Programme was developed in terms of this agreement, and launched on 12 August 2002. It is intended for HAART to be introduced on a pilot basis at all South African operations, as an extension of this programme.

Ian Cockerill, Chief Executive Officer of Gold Fields, said: “A well established ICVCT and Wellness Management Programme is a prerequisite for the successful introduction of HAART. Our programme has now reached a level of maturity and efficiency where we can confidently extend HAART in the knowledge that we will be able to manage the process effectively and in the best interest of our people. This is a timely and logical next step for us.”

“The success of HAART is dependent on rigorous adherence to strict treatment protocols in order to prevent mutation of the virus into resistant strains, and to ensure optimal benefit to patients. We plan to engage with our employees and their representative organisations to discuss an appropriate strategy and protocols for the responsible introduction of HAART,” said Cockerill.

Gold Fields has, since 1986, been at the forefront in the fight against HIV/AIDS. Over the years the Company has taken the lead in the development of a comprehensive range of best practice responses for both the prevention of infection and the care of people living with HIV/AIDS. In addition Gold Fields is engaged in a number of innovative initiatives aimed at developing new therapies for the prevention and treatment of HIV/AIDS.

END

Gold Fields Limited Reg. 1968/004880/06 24 St Andrews Road Parktown, 2193

Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa

Tel +27 11 644-2400 Dir +27 11 644-2460 Fax +27 11 484-0639 www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz Tel +27 11 644-2460 Fax +27 11 484-0639

North America

Cheryl A Martin Tel +303 796-8683 Fax +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland† (Financial Director), G J Gerwel, J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson   *Canadian, †British, ‡American Company Secretary: V D MacDonald

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 1 April 2003	By: /s/ W J Jacobsz

Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs